SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                                 Qnective, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                   74732G 10 4
                                 (CUSIP Number)

                                Mr. Oswald Ortiz
                                 Qnective, Inc.
                          c/o Qnective (Switzerland) AG
                          Thurgauerstrasse 54, CH-8050
                               Zurich, Switzerland
                            Telephone +41-44-307-5020
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 October 1, 2008
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /__/.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 74732G 10 4

1)       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Oswald Ortiz

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                              (a)__
                                                              (b)__

3)       SEC USE ONLY

4)       SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         Spain

           NUMBER OF                           7)    SOLE VOTING POWER
           SHARES                                    30,550,000
           BENEFICIALLY                        8)    SHARED VOTING POWER
           OWNED BY                                  0
           EACH                                9)    SOLE DISPOSITIVE POWER
           REPORTING                                 30,550,000 (1)
           PERSON WITH                         10)   SHARED DISPOSITIVE POWER
                                                     0

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           30,550,000

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           51%(2)

14)      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                           IN

         (1) Sole dispositive power with respect to 14,816,750 in all circumstances, and sole dispositive power with respect to an additional 15,733,250 solely in connection with a sale of the shares in connection with a sale of the Issuer. See Item 6.
         (2) Based on 59,900,000 shares outstanding at November 14, 2008, as disclosed by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2008.

                                                            SCHEDULE 13D
CUSIP No. 74732G 10 4

1)       NAMES OF REPORTING PERSONS
         I.R.S.   IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Tan Siekmann

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                              (a)__
                                                              (b)__

3)       SEC USE ONLY

4)       SOURCE OF FUNDS (SEE INSTRUCTIONS)
                           OO

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)       CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany

           NUMBER OF                           7)    SOLE VOTING POWER
           SHARES                                    0
           BENEFICIALLY                        8)    SHARED VOTING POWER
           OWNED BY                                  0
           EACH                                9)    SOLE DISPOSITIVE POWER
           REPORTING                                 14,816,750(1)
           PERSON WITH                         10)   SHARED DISPOSITIVE POWER
                                                     0

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           14,816,750

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           24.7%(2)

14)      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                           IN

         (1) Except in connection with a sale of the shares in connection with a sale of the Issuer. See Item 6.

         (2) Based on 59,900,000 shares outstanding at November 14, 2008, as disclosed by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2008.

                                  SCHEDULE 13D
CUSIP No. 74732G 10 4

1)       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stefan Schraps

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                              (a)__
                                                              (b)__
3)       SEC USE ONLY

4)       SOURCE OF FUNDS (SEE INSTRUCTIONS)
                           OO

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         Federal Republic of Germany

           NUMBER OF                           7)    SOLE VOTING POWER
           SHARES                                    0
           BENEFICIALLY                        8)    SHARED VOTING POWER
           OWNED BY                                  0
           EACH                                9)    SOLE DISPOSITIVE POWER
           REPORTING                                 916,500(1)
           PERSON WITH                         10)   SHARED DISPOSITIVE POWER
                                                     0

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           916,500

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           1.5%(2)

14)      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                           IN

         (1) Except in connection with a sale of the shares in connection with a sale of the Issuer. See Item 6.

         (2) Based on 59,900,000 shares outstanding at November 14, 2008, as disclosed by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2008.

Item 1.  Security and Issuer.

This Statement relates to the common stock, par value $.001 per share (the "Common Stock"), of Qnective, Inc. (the "Company"). The Company's principal executive offices are located at Thurgauerstrasse 54, CH-8050, Zurich, Switzerland.

Item 2.  Identity and Background.

(a)-(c) This Statement is filed by Oswald Ortiz ("Ortiz"), Tan Siekmann ("Siekmann") and Stefan Schraps ("Schraps"). Ortiz, Siekmann and Schraps are collectively referred to herein as the "MMH Shareholders".

Ortiz is the Chief Executive Officer and President of the Company and is a director of the Company. Ortiz is a Spanish citizen and has a business address at c/o the Company.

Siekmann is the Chief Executive Officer of SafeCom GmbH & Co KG, a telecommunications company. Siekmann is a German citizen and has a business address at Burg Lichtenfels, 35104 Lichtenfels, Germany.

Schraps is the Chief Executive Officer and President of BodyTel Scientific, Inc., a telecommunications and health company. Schraps is a German citizen and has a business address at Schlachthofstrasse 1, 34537 Bad Wildungen, Germany.

(d)-(e) None of Ortiz, Siekmann or Schraps has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Pursuant to the Amended Shareholders' Agreement dated as of October 1, 2008, among Mobil Media Holding AG ("MMH"), Oswald Ortiz, Tan Siekmann and Stefan Schraps, Qnective, Inc., Qporter, Inc., ("Qporter"), Capella IV LLC, a Nevis corporation and Connwards Management, Inc., a Belize corporation (the "Shareholders' Agreement"), Ortiz, Siekmann and Schraps exchanged the 1,250,000 shares of Qporter, Inc., a Nevada corporation, owned by MMH as nominee for the MMH Shareholders for an aggregate of 30,550,000 shares of Common Stock.

Item 4.  Purpose of Transaction.

(a)- (j) The shares of Common Stock owned by Ortiz, Siekmann and Schraps are held for investment purposes.

Except as described in this Item 4, none of Ortiz, Siekmann or Schraps has any present plans or proposals as a shareholder of the Issuer that would relate to or result in (i) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the

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

Company or any of its subsidiaries; (iv) any change in the Board of Directors of the Company or management of the Company including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions that might impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Act") or (x) any action similar to any of those enumerated above; provided, however, that Ortiz, in his capacity as a director of the Issuer, has the power to influence the management of the Issuer as to various business and corporate matters, similar to any of those enumerated above . Each of Ortiz, Siekmann and Schraps expects to evaluate on an ongoing basis the Company's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic conditions and other factors. Accordingly, each of Ortiz, Siekmann and Schraps reserves the right to change his plans and intentions at any time, as he deems appropriate. In particular, any of Ortiz, Siekmann and Schraps may purchase additional shares of Common Stock, or may sell or otherwise dispose of all or portions of the Common Stock beneficially owned by such person, in public and private transactions and/or may enter into privately negotiated derivative transactions with institutional counterparts to hedge the market risk of some or all of his positions in, or to obtain greater exposure to, the Common Stock or other securities. Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the sale of any of their Common Stock by the Act and the Securities Act of 1933, as amended (the "Securities Act"). See Item 6.

Item 5.  Interest in Securities of the Issuer.

(a) Ortiz beneficially owns (as defined by Rule 13d-3 under the Act) 30,550,000 shares, or 51% of the shares, of Common Stock outstanding as of November 14, 2008. Siekmann beneficially owns (as defined by Rule 13d-3 under the Act) 14,816,750 shares, or 24.7% of the shares, of Common Stock outstanding as of November 14, 2008. Schraps beneficially owns (as defined by Rule 13d-3 under the
Act) 916,500 shares, or 1.5% of the shares, of Common Stock outstanding as of November 14, 2008.

(b) Ortiz has sole power to vote or to direct the vote of 30,550,000 shares of Common Stock. Ortiz has sole power to dispose or direct the disposition of 14,816,750 shares, and sole power to direct the disposition of an additional 15,733,250 shares in connection with a sale of the Issuer. Siekmann has no power to vote or direct the vote of any shares of Common Stock, and sole power to dispose or to direct the disposition of 14,816,750 shares of Common Stock, except in connection with a sale of the shares in connection with a sale of the Issuer. Schraps has no power to vote or direct the vote of any shares of Common Stock, and sole power to dispose or direct the disposition of 916,500 shares of Common Stock, except in connection with a sale of the shares in connection with a sale of the Issuer. See Item 6.

(c) Except for acquisition of the 30,550,000 shares of Common Stock on October 1, 2008, none of Ortiz, Siekmann or Schraps effected any transaction in the Common Stock during the past sixty (60) days.

(d) Each of Ortiz, Siekmann and Schraps is entitled to receive dividends or proceeds from the sale of shares of Common Stock owned by them, respectively.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to a Voting Agreement, dated as of October 1, 2008, among the Company, Ortiz, Siekmann and Schraps (the "Voting Agreement"), each of Ortiz, Siekmann and Schraps agreed to hold all shares of Common Stock registered in their respective names or beneficially owned by them as of October 1, 2008 and any and all other securities of the Company legally or beneficially acquired by each of them after October 1, 2008 subject to, and to vote such shares in accordance with, the provisions of the Voting Agreement.

During the term of the Voting Agreement, each of Siekmann and Schraps agreed to vote all shares of Common Stock held by each of them for the slate of nominees for election to the Board of Directors of the Company as decided by Ortiz in his sole and absolute discretion. Any vote taken to remove any director elected pursuant to the foregoing, or to fill any vacancy created by the resignation, removal, or death of a director elected pursuant to the foregoing, is also subject to the foregoing agreement.

The Voting Agreement also provides that in the event that Ortiz agrees to a sale of the Company or all or substantially all of the Company's assets (an "Approved Sale") whether by means of a merger, consolidation, or sale of stock or assets, or otherwise, each of Siekmann and Schraps have agreed that they shall consent to, vote for, and raise no objections to the Approved Sale, and (i) if the Approved Sale is structured as a merger or consolidation of the Company, or a sale of all or substantially all of the Company's assets, each of Siekmann and Schraps have agreed to waive any dissenters' rights, appraisal rights, or similar rights in connection with such merger, consolidation, or asset sale, or
(ii) if the Approved Sale is structured as a sale of the shares of Common Stock, each of Siekmann and Schraps have agreed that they will sell their shares on the terms and conditions approved by Ortiz, provided such terms do not provide that Siekmann and Schraps would receive less than the amount that would be distributed to such shareholder in the event the proceeds of the sale of the Company were distributed in accordance with the Company's Certificate of Incorporation.

In addition, during the term of the Voting Agreement each of Siekmann and Schraps have agreed to vote all shares held by them in accordance with the instructions of Ortiz.

The Voting Agreement will continue in full force and effect through the earliest of the following dates, on which date it will terminate in its entirety:

         (a) the date of the closing of a firmly underwritten public offering of shares of the Common Stock pursuant to a registration statement filed with the Securities and Exchange Commission, and declared effective under the Securities Act;

         (b) ten (10) years from the date of the Voting Agreement;

         (c) the date of the closing of an Approved Sale; or

         (d) the date on which Ortiz, Siekmann and Schraps agree, in writing, to terminate the Voting Agreement.

In the event that subsequent to the date of the Voting Agreement any shares or other securities are issued on, or in exchange for, any of the shares held by Ortiz, Siekmann and Schraps by reason of any stock dividend, stock split, combination of shares, reclassification, or the like, such shares or securities shall be deemed to be covered by the Voting Agreement.

If the Company issues additional shares, the Board of Directors will determine in its sole discretion whether any such shareholder must become a party to the Voting Agreement.

The provisions of the Voting Agreement are binding upon the successors in interest to any of the shares of Common Stock owned by Ortiz, Siekmann and Schraps.

The foregoing summary is qualified in its entirety by the full texts of the (i) Voting Agreement, filed as an exhibit to this Schedule and (ii) Shareholders' Agreement, filed as an exhibit to this Schedule.

Item 7.  Material To Be Filed As Exhibits.

         Exhibit 1 Joint Filing Agreement.

         Exhibit 2 Voting Agreement, dated as of October 1, 2008, among Qnective, Inc., Oswald Ortiz, Tan Siekmann and Stefan Schraps filed as
         Exhibit 9.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on November 12, 2008 by Qnective, Inc. and hereby incorporated by reference herein.

         Exhibit 3 Amended Shareholders' Agreement dated as of October 1, 2008, among Mobil Media Holding AG, Oswald Ortiz, Tan Siekmann, and Stefan Schraps, Qnective, Inc., Qporter, Inc., Capella IV, LLC, and Connwards Management, Inc. filed as Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on November 12, 2008 by Qnective, Inc. and hereby incorporated by reference herein.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 16, 2009



                                                     /s/ Oswald Ortiz
                                                     ---------------------------
                                                     Oswald Ortiz

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 16, 2009

                                                     /s/ Tan Siekmann
                                                     ---------------------------
                                                     Tan Siekmann

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 16, 2009

                                                     /s/ Stefan Schraps
                                                     ---------------------------
                                                     Stefan Schraps

                                  EXHIBIT INDEX



Exhibit 1 Joint Filing Agreement.

Exhibit 2 Voting Agreement, dated as of October 1, 2008, among Qnective, Inc., Oswald Ortiz, Tan Siekmann and Stefan Schraps filed as Exhibit 9.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on November 12, 2008 by Qnective, Inc. and hereby incorporated by reference herein.

Exhibit 3 Amended Shareholders' Agreement dated as of October 1, 2008, among Mobil Media Holding AG, Oswald Ortiz, Tan Siekmann, and Stefan Schraps, Qnective, Inc., Qporter, Inc., Capella IV, LLC, and Connwards Management, Inc. filed as Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on November 12, 2008 by Qnective, Inc. and hereby incorporated by reference herein.

                             Joint Filing Agreement

         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Qnective, Inc., and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement this 16th day of March, 2009.

Date: March 16, 2009


                                                     /s/ Oswald Ortiz
                                                     ---------------------------
                                                     Oswald Ortiz



                                                     /s/ Tan Siekmann
                                                     ---------------------------
                                                     Tan Siekmann



                                                     /s/ Stefan Schraps
                                                     ---------------------------
                                                     Stefan Schraps











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